787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

February 15, 2018

VIA EDGAR

Ms. Anu Dubey

Mr. Ken Ellington

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Aberdeen Chile Fund, Inc. Registration Statement filed on Form N-14 on February 12, 2018 Securities Act File No. 333-222219

Dear Ms. Dubey and Mr. Ellington:

This letter responds to additional comments on the above-referenced Registration Statement (the “Registration Statement”) that the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided in telephone conversations with the undersigned on February 13, 2018 and February 14, 2018.  The Registration Statement relates to the proposed reorganization of The Asia Tigers Fund, Inc. (“GRR”) into Aberdeen Chile Fund, Inc. (the “Registrant” or the “Acquiring Fund,” and together with GRR, the “Funds,” and each, a “Fund”).

For your convenience, the substance of those comments has been restated below.  The Registrant’s responses to each comment are set out immediately under the restated comment.  Defined terms, unless otherwise defined herein, have the meanings given them in the Registration Statement.

Comment No. 1:                             Please include an undertaking in the Registration Statement that the Registrant will file a legality opinion in a post-effective amendment to the Registration Statement following the closing of the GRR Reorganization with respect to the due authorization of shares to be issued in connection with the GRR Reorganization.

Response:                                                                The Registrant has added the requested undertaking.

Comment No. 2:                             In the “Board Considerations Relating to the GRR Reorganization” section, please add additional disclosure relating to the Board’s consideration with respect to leverage costs.

NEW YORK    WASHINGTON    HOUSTON    PARIS    LONDON    MILAN    ROME    FRANKFURT    BRUSSELS

in alliance with Dickson Minto W.S., London and Edinburgh

Response:                                                                The Registrant has added the requested disclosure.

Comment No. 3:                             The disclosure on page 34 of the Proxy Statement/Prospectus states that the anticipated costs of the Reorganization for GRR are $460,000, but other sections of the Proxy Statement/Prospectus state that such anticipated costs are $475,000. Please reconcile or explain the reason for this difference.

Response:                                                                The Registrant notes that the $460,000 amount on page 34 is part of the “Board Considerations Relating to the GRR Reorganization” section, as that amount was the estimate of costs presented to the Board at the time the Board considered the Reorganization.  Such estimate was updated to $475,000 at a later date.

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Please do not hesitate to contact me at (212) 728-8172 if you have comments or if you require additional information.

Respectfully submitted,

/s/ Dean A. Caruvana
Dean A. Caruvana

cc:                                Elliot J. Gluck, Esq., Willkie Farr & Gallagher LLP

Katherine Corey, Esq., Aberdeen Asset Management Inc.